Exhibit 99.1
     On May 7, 2009, Standard & Poor's Ratings Services placed Eksportfinans ASA on CreditWatch with negative implications.
     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.